Exhibit 99.1

DIRECTORATE AND MANAGEMENT CHANGES

Management reaffirms its outlook for H1 FY2019 and sees a strong EBITDA performance of $19-21 million up from $3.1 million for H1 FY2018

Management continues to focus on accelerating value creation and strengthening the executive team

London, England and San Francisco, CA – 25 September 2018 – RhythmOne plc (LSE AIM: RTHM, “RhythmOne” or the “Company”), today announces that Ed Reginelli, Chief Financial Officer and executive Director, has resigned with immediate effect.  The Board of the Company (the “Board”) is pleased to announce that it has appointed Mark Zorko as its Chief Financial Officer effective as of 25 September 2018 and intends to appoint Mr. Zorko as an executive Director of the Board effective as soon as practicable and subject to customary approvals.

This transition supports RhythmOne’s continued execution of its financial plan focused on accelerating growth and profitability.

Mr. Zorko, age 66, has extensive experience as an international public company CFO and CIO in a variety of industries including technology. Mr. Zorko’s CFO experience is primarily with growth-oriented businesses but also includes turnaround positions with $550 million and $180 million businesses as well as serving as the interim Chief Accounting Officer for a $2.5 billion electronics firm. In addition to his impressive operational experience, Mr. Zorko also brings over 20 years of Board-level experience and has chaired audit, compensation and nomination committees. From 2013 to present, Mr. Zorko served as founder and principal with Brentwood Advisory Group which provides board and executive advisory services to businesses.  From 2006 to 2012, Mr. Zorko served as CFO of DGT Holding Corp (DGTC). He became the CFO for Steel Excel, Inc. (SXCL) in 2011, a company related to DGTC through 2013.  Prior to that Mr. Zorko worked with Tatum LLC where he served as the CFO for an energy firm, private equity firm and several Fortune 500 companies. Mr. Zorko began his extensive career as a CPA at Arthur Andersen. Mr. Zorko received his MBA in IT from the University of Minnesota and his BS in Accounting from The Ohio State University.

In the five years preceding his appointment at the Company, Mr. Zorko holds or has held the following directorships:

Current:

●	Perma Pipe Int’l Holdings, Inc. (NASDAQ: PPIH).
●	Westell Technologies, Inc. (NASDAQ: WSTL).

Prior:

●	ECO Building Products, Inc.
●	Interups, Inc.

H1 2019 Update

The Company is finishing the first half of the year strong with year-over-year growth in both revenue and EBITDA1. This upward trajectory was fueled by continued growth in programmatic platform revenues. The Company is tracking against its key objectives for the year:

●	Enhancing its unified programmatic advertising platform;
●	Growing its base of data-driven engaged audience segments; and
●	Innovating around video and connected TV (CTV) advertising.

Performance for H1 2019 is expected to be in line with management expectations across key metrics, as follows:

●	Revenue increasing by approximately 50% from H1 2018 to $170 – $180 million (H1 2018: $114.5 million);
●	Adjusted[1] EBITDA increased by approximately 600% from H1 2018 to $19 million – $21 million (H1 2018: $3.1 million).

Mark Bonney, President and Chief Executive Officer said:

“We are excited to have Mark join the team and believe this addition brings a level of experience and sophistication to our finance team that will greatly contribute to the future success of the Company and our continued execution against our financial plan. Together with the addition of Mark and our strong H1 2019 performance, we believe we are well positioned to deliver further strong performance in FY2019.”

Eric Singer, Chairman of the Board said:

“This transition is consistent with our goals of bringing in talent with the highest level of work ethic that is aligned to driving growth and maximizing shareholder value, which we believe is necessary to drive the continued success of the Company.”

With the addition of Mr. Zorko and its strong H1 2019 performance, RhythmOne believes it is well-positioned to continue to seize on the consolidation opportunities that exist in its industry.  The Company continues to evaluate various strategic opportunities with a focus of maximizing shareholder value.

The information communicated herein constitutes inside information.

Notes:

1.

Adjusted EBITDA. This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, settlement of litigation, re-measurement of deferred consideration and unrealized foreign exchange gain and loss. Management believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal trading activities prior to consideration of how the results are impacted by nonrecurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the Company’s share based payment expense.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to future events and our future financial performances. All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to statements about RhythmOne’s financial results for H1 2019, its ability to deliver further strong performance in FY2019, future opportunities, the anticipated contributions of its new chief financial officer, future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance and quotations from management.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that are expressed or implied in our forward-looking statements. Among the key factors that could cause or contribute to such differences include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments and performance  in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, RhythmOne’s intellectual property and proprietary technologies and the ability to integrate the YuMe operations effectively and in a manner that achieves the anticipated synergies. These and other risk factors are discussed in “Risk Factors” of RhythmOne’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 31, 2018, a copy of which can be found at www.sec.gov.

All forward-looking statements attributable to RhythmOne or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press Contacts for RhythmOne

Analyst and Investor Contact
Mark Bonney
RhythmOne plc

Nomad and Broker for RhythmOne
Nick Westlake (Nomad) / Michael Wharton / Toby Adcock
Numis Securities Limited
(UK) 020 7260 1000

About RhythmOne

RhythmOne drives engagement between advertisers and targeted audiences – resulting in real, measurable business outcomes. We offer fully-integrated, cross-screen solutions that span desktop, mobile, and connected TV (“CTV”) across high-impact video, rich media, display, social, and native advertising formats – helping advertisers reach high-propensity audiences wherever and however they consume content. The connections we make are further enhanced through unique audience data and powered by our unified programmatic platform, RhythmMax. RhythmMax includes RhythmGuard, a proprietary verification and brand safety filtering technology that screens underperforming and suspicious traffic before it reaches the marketplace. This end-to-end platform – coupled with the world-class service of our account teams – is designed to provide more direct, efficient, and effective connections, driving ROI for advertisers and publishers. Founded in 2004 in the UK, RhythmOne is headquartered in San Francisco with offices in the US, UK, Europe, APAC, and Canada. For more information, please visit www.rhythmone.com.